AFRIORE LIMITED
41 Roebuck Street, Bridgetown, Barbados

Tel: (212) 386-5496
Fax: (212) 386-5425

02 NOV 12 AM 8:05

October 30, 2002

02055918

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-4514

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the six months ended August 31st, 2002, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: J. Allan Ringler

JAR/cd

Encl.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

11/15

AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
August 31, 2002
Unaudited, prepared by management

AfriOre Limited

Consolidated Balance Sheets

Expressed in Canadian Dollars

	Note	**August 31, 2002 (unaudited)**	February 28, 2002 (audited)
Assets			
Current			
Cash and cash equivalents		**$ 1,562,386**	$ 2,450,972
Receivables		**1,579,291**	913,520
Inventories	2	**1,754,700**	1,662,734
Other		**194,719**	174,900
		5,091,096	5,202,126
Coal assets	3	**3,776,359**	3,413,061
Property and equipment	4	**64,583**	56,906
Exploration properties	5	**1,274,199**	1,048,677
Trust funds		**163,235**	346,784
		$ 10,369,472	$ 10,067,554
Liabilities			
Current			
Taxes payable		**$ –**	$ 217,127
Accounts payable and accrued liabilities		**908,665**	1,151,749
Due to bank and short-term loan		**–**	30,943
Current portion of operating loan		**456,860**	439,857
		1,365,525	1,839,676
Long term			
Operating loan		**72,883**	271,837
Deferred purchase price		**576,503**	506,472
Deferred gain		**2,189,727**	2,284,306
Reclamation provision		**599,722**	570,201
Future income taxes		**799,575**	770,364
		4,238,410	4,403,180
Shareholders' Equity	6	**4,765,537**	3,824,698
		$ 10,369,472	$ 10,067,554

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit

Expressed in Canadian Dollars

	Three months ended August 31,		Six months ended August 31,	
	2002	2001	**2002**	2001
Coal operation				
Revenue	**$ 3,193,355**	$ 2,607,358	**$ 4,389,229**	$ 5,066,832
Production costs	**(2,047,855)**	(1,825,294)	**(2,807,635)**	(3,579,847)
Depreciation and amortization	**(140,695)**	(98,790)	**(271,541)**	(286,417)
Business interruption insurance proceeds	**–**	517,439	**–**	517,439
	1,004,805	1,200,713	**1,310,053**	1,718,007
Other income and expenses				
Other income	**112,404**	87,905	**301,220**	193,811
Gain (loss) on foreign exchange	**(22,859)**	60,395	**10,273**	103,954
Interest expense	**(24,804)**	(34,354)	**(54,473)**	(76,734)
Amortization of deferred purchase price	**(22,274)**	(27,607)	**(43,632)**	(56,335)
	42,467	86,339	**213,388**	164,696
Corporate and exploration expenses				
Administrative costs	**(561,306)**	(369,697)	**(904,240)**	(734,242)
Exploration and project evaluation	**(37,400)**	(62,148)	**(85,033)**	(103,767)
Depreciation and amortization	**(6,539)**	(30,732)	**(12,466)**	(38,829)
Write down of other assets and gains (losses) on asset disposal	**6,435**	(5,843)	**250,550**	(5,843)
	(598,810)	(468,420)	**(751,189)**	(882,681)
Income before taxes	**448,462**	818,632	**772,252**	1,000,022
Income taxes	**–**	(20,410)	**–**	(20,410)
Net income	**$ 448,462**	**$ 798,222**	**$ 772,252**	**$ 979,612**
Basic income per share	**$ 0.02**	**$ 0.04**	**$ 0.03**	**$ 0.05**
Diluted income per share	**$ 0.02**	**$ 0.04**	**$ 0.03**	**$ 0.05**
Deficit, beginning of period	**$(16,830,607)**	$(18,685,863)	**$(17,154,397)**	$(18,867,253)
Net income	**448,462**	798,222	**772,252**	979,612
Deficit, end of period	**$(16,382,145)**	$(17,926,899)	**$(16,382,145)**	$(17,887,641)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Three months ended August 31,		Six months ended August 31,	
	2002	2001	**2002**	2001
Cash derived from (applied to):				
Operating Activities				
Net income (loss)	**$ 448,462**	$ 798,222	**$ 772,252**	$ 979,612
Items not affecting cash:				
Future income taxes	**–**	(285,422)	**–**	(285,422)
Write down of other assets and (gains)/ losses on disposal of assets	**(6,435)**	5,843	**(250,550)**	5,843
Amortization of deferred gain	**(47,289)**	(47,290)	**(94,578)**	(94,579)
Amortization of deferred purchase price	**22,274**	27,607	**43,632**	56,335
Depreciation and amortization	**147,234**	129,522	**284,007**	325,246
Provision for environmental liability	**18,408**	16,869	**20,421**	27,810
Receivables	**(725,557)**	13,185	**(571,997)**	88,634
Inventories	**523,148**	(507,362)	**1,764**	(766,267)
Other	**4,441**	(263,014)	**(11,694)**	(306,384)
Taxes payable	**(4,773)**	–	**(227,444)**	–
Accounts payable and accruals	**(114,019)**	561,411	**(338,901)**	768,103
	265,894	449,571	**(373,088)**	798,931
Investing Activities				
Coal assets	**(106,213)**	(262,239)	**(492,666)**	(349,622)
Proceeds from insurance	**–**	828,393	**–**	828,393
Property and equipment	**(6,433)**	(384)	**(13,574)**	(4,246)
Proceeds on asset disposition	**–**	–	**438,291**	1,500
Trust fund	**–**	1,500	**(10,805)**	–
Exploration properties	**(158,897)**	(59,766)	**(225,522)**	(227,305)
	(271,543)	507,504	**(304,276)**	248,720
Financing Activities				
Common shares issued	**–**	2,485,177	**–**	2,485,177
Short term loan-advance	**–**	55,080	**–**	55,080
Due to bank and short term loan-repayment	**–**	(225,310)	**(31,733)**	–
Operating loan-repayments	**(116,677)**	(112,829)	**(218,780)**	(239,901)
	(116,677)	2,202,118	**(250,513)**	2,300,356
Foreign exchange impact on cash balances	**8,626**	(18,301)	**39,291**	(35,939)
Decrease (increase) in cash and cash equivalents during the period	**(113,700)**	3,140,892	**(888,586)**	3,312,068
Cash and cash equivalents beginning of period	**1,676,086**	643,946	**2,450,972**	472,770
Cash and cash equivalents end of period	**$ 1,562,386**	$ 3,784,838	**$ 1,562,386**	$ 3,784,838
Supplementary disclosure:				
Cash paid for taxes	**$ –**	$ –	**$ 211,583**	$ –
Cash paid for interest	**$ 24,804**	$ 34,354	**$ 54,473**	$ 76,734

See accompanying notes to the consolidated financial statements

The unaudited, consolidated financial statements of AfriOre Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting principles as the consolidated financial statements for the fiscal year ended February 28, 2002. These interim financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended February 28, 2002 included in the Company's 2002 Annual Report. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year ending February 28, 2003.

1. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of direct awards for stock-based compensation and other stock-based payments in exchange for goods and services using the fair value method. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements.

Since January 1, 2002, Canadian GAAP encourages but does not require companies to include in compensation cost the fair value of the stock options granted to employees under an employee stock ownership plan, amortizing this fair value over the vesting period of the options. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for stock based compensation (see note 8). The Company records no compensation expense when options are issued to employees. Any consideration paid on the exercise of the options is credited to capital stock.

2. INVENTORIES

Inventories are comprised of the following:

	August 31, 2002	February 28, 2002
Coal	**$ 1,607,924**	$ 1,507,814
Materials and supplies	**146,776**	154,920
	$ 1,754,700	$ 1,662,734

3. COAL ASSETS

	August 31, 2002			February 28, 2002
	Cost	Accumulated depreciation and amortization	**Net book value**	Net book value
Plant and equipment	$ 3,592,359	$ (1,134,777)	**$ 2,457,582**	$ 2,219,233
Mineral properties	1,501,232	(182,455)	**1,318,777**	1,193,828
	$ 5,093,591	$ (1,317,232)	**$ 3,776,359**	$ 3,413,061

4. PROPERTY AND EQUIPMENT

	August 31, 2002			February 28, 2002
	Cost	Accumulated depreciation and amortization	**Net book value**	Net book value
Office equipment and furniture	$ 89,784	$(49,059)	**$ 40,725**	$ 31,318
Vehicles	38,207	(14,349)	**23,858**	25,588
	$ 127,991	$(63,408)	**$ 64,583**	$ 56,906

5. EXPLORATION PROPERTIES

	February 28, 2002	Additions	**August 31, 2002**
South Africa-FSC Gold Project	$ 328,733	$ 15,789	**$ 344,522**
South Africa-Somkele Coal/Other	719,944	209,733	**929,677**
	$ 1,048,677	$ 225,522	**$ 1,274,199**

6. SHAREHOLDERS' EQUITY

Shareholders' equity is comprised as follows:

	August 31, 2002	February 28, 2002
Capital stock	**$ 21,654,764**	$ 21,654,764
Contributed surplus	**855,491**	855,491
Deficit	**(16,382,145)**	(17,154,397)
Cumulative translation adjustment	**(1,362,573)**	(1,531,160)
	$ 4,765,537	$ 3,824,698

Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value. No shares are in escrow.

	Shares	Amount
Balance February 28, 2002	25,359,887	$ 21,654,764
Balance August 31, 2002	**25,359,887**	**$ 21,654,764**

Summary of Outstanding Options

	Options	Weighted average price
Balance February 28, 2002	**2,250,000**	**$0.74**
Granted	200,000	0.67
Balance May 31, 2002	2,450,000	0.73
Expired	(450,000)	1.49
Balance August 31, 2002	**2,000,000**	**$0.56**

At August 31, 2002, the following options to acquire common shares of the Company are outstanding. All options are exercisable except for the following: 50,000 options granted at $0.50 vest May 1, 2003; 50,000 options granted at $0.67 vest June 1, 2003; and 50,000 options granted at $0.67 vest June 1, 2004.

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
25,000	$0.80	Dec. 18, 2002
100,000	$0.80	March 30, 2003
400,000	$0.50	July 21, 2003
35,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	August 6, 2006
815,000	$0.54	August 16, 2006
75,000	$0.60	February 11, 2007
200,000	$0.67	May 13, 2007
2,000,000		

7. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Three months ended August 31,		Six months ended August 31,	
	2002	2001	**2002**	2001
Administrative services [1]	**$ 77,250**	$ 25,750	**$ 154,500**	$ 25,750
Consulting fees [2]	**–**	–	**2,491**	14,743
Legal fees and expenses [3]	**–**	22,380	**–**	51,347
Management fees [4]	**–**	7,186	**–**	15,718

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada.
2. Paid by subsidiaries in South Africa to a firm owned by a director.

3. A former director was a partner in the firm that is the Company's Canadian legal counsel.
4. AfriOre provided management services and office space on a cost-recovery basis to other companies that shared a common director.

8. EARNINGS PER COMMON SHARE

(a) Earnings per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted EPS assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted EPS as the effect is anti-dilutive.

	Three months ended August 31,		Six months ended August 31,	
	2002	2001	**2002**	2001
(i) Basic				
Numerator				
Net earnings – income available to shareholders	**$ 448,462**	$ 798,222	**$ 772,252**	$ 979,612
Denominator				
Weighted average number of shares	**25,359,887**	21,193,220	**25,359,887**	20,973,922
Basic earnings per share	**$0.02**	$0.04	**$0.03**	$0.05
(ii) Diluted				
Net earnings – income available to shareholders	**$ 448,462**	$798,222	**$ 772,252**	$ 979,612
Denominator				
Weighted average number of shares	**25,359,887**	21,193,220	**25,359,887**	20,973,922
Potential issuance of shares from stock options	**356,913**	–	**255,974**	–
	25,716,800	21,193,220	**25,615,861**	20,973,922
Diluted earnings per share	**$ 0.02**	$0.04	**$ 0.03**	$ 0.05
Average quoted market price	**$ 0.68**	$0.50	**$0.63**	$ 0.49

(b) The total pro forma value of options granted to employees in the period ended August 31, 2002 is $22,600. This value is estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted assumptions: exercise price $ 0.67; expected term 4 years, volatility 8.83%, interest rate 4.16 % and an expected dividend yield of 0% since no dividend payments were made. The resulting pro forma earnings and earnings per share are as follows:

	Three months ended		Six months ended
	May 31, 2002	August 31, 2002	August 31, 2002
Earnings for the period	$ 323,790	$ 448,462	$ 772,252
Compensation expense related to fair value of stock options	(19,644)	(2,645)	(22,289)
Pro forma earnings for the period	$ 304,146	$ 445,817	$ 749,963
Earnings per common share	$0.01	$0.02	$0.03
Pro forma earnings per common share	$0.01	$0.02	$0.03

9. SEGMENTED INFORMATION

AfriOre's interest in the Springlake Joint Venture is its only reportable segment. The Springlake Joint

Venture produces and markets anthracite.

	Three months ended August 31, 2002			Three months ended August 31, 2001		
	SLJV	Corporate and other	Total	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$ 472,645**	**$ –**	**$ 472,645**	$1,340,358	$ –	$1,340,358
Export sales	**2,720,710**	**–**	**2,720,710**	1,267,000	–	1,267,000
	3,193,355	**–**	**3,193,355**	2,607,358	–	2,607,358
Production costs	**(2,047,855)**	**–**	**(2,047,855)**	(1,825,294)	–	(1,825,294)
Depreciation and amortization	**(128,848)**	**(11,847)**	**(140,695)**	(98,790)	–	(98,790)
Business interruption insurance	**–**	**–**	**–**	517,439	–	517,439
	1,016,652	**(11,847)**	**1,004,805**	1,200,712	–	1,200,713
Other income and expenses	**(88,416)**	**130,883**	**42,467**	(418,247)	504,586	86,339
Corporate and exploration expenses	**1,353**	**(600,163)**	**(598,810)**	(225,425)	(242,995)	(468,420)
Income (loss) before tax	**929,589**	**(481,127)**	**448,462**	557,040	261,591	818,632
Taxes (recovery)	**–**	**–**	**–**	(20,410)	–	(20,410)
Net income (loss)	**$929,589**	**($481,127)**	**$448,462**	$536,630	$261,591	$798,222
Total assets:						
South Africa	**$7,956,992**	**$1,094,861**	**$9,051,853**	$8,201,580	$ 843,100	$9,044,680
Barbados	**–**	**1,317,619**	**1,317,619**	–	1,815,267	1,815,267
	$7,956,992	**$2,412,480**	**$10,369,472**	$8,201,580	$2,658,367	$10,859,947
Cash from operating activities	**$888,712**	**($622,818)**	**$265,894**	$3,290,053	($2,808,544)	$481,509
Cash from investing activities	**(106,214)**	**(165,329)**	**(271,543)**	552,543	(50,150)	502,390
Cash from financing activities	**(116,677)**	**–**	**(116,677)**	$(384,182)	$2,572,609	$2,188,427

NOTES TO THE UNAUDITED, CONSOLIDATED FINANCIAL STATEMENTS
For the six month periods ended August 31, 2002 and 2001

	Six months ended August 31, 2002			Six months ended August 31, 2001		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$1,019,013**	**$ –**	**1,019,013**	$2,081,163	$ –	$2,081,163
Export sales	**3,370,216**	**–**	**3,370,216**	2,985,669	–	2,985,669
	4,389,229	**–**	**4,389,229**	5,066,832	–	5,066,832
Production costs	**(2,807,635)**	**–**	**(2,807,635)**	(3,579,847)	–	(3,579,847)
Depreciation and amortization	**(247,846)**	**(23,695)**	**(271,541)**	(286,417)	–	(286,417)
Business interruption insurance	**–**	**–**	**–**	517,439	–	517,439
	1,333,748	**(23,695)**	**1,310,053**	1,718,007	–	1,718,007
Other income and expenses	**(131,117)**	**344,505**	**213,388**	(524,151)	688,847	164,696
Corporate and exploration expenses	**289,870**	**(1,041,059)**	**(751,189)**	(79,632)	(803,049)	(882,681)
Income (loss) before tax	**1,492,501**	**(720,249)**	**772,252**	1,114,224	(114,202)	1,000,022
Taxes (recovery)	**–**	**–**	**–**	(20,410)	–	(20,410)
Net income (loss)	**$1,492,501**	**($720,249)**	**$772,252**	$1,093,814	($114,202)	$979,612
Total assets		**–**				
South Africa	**$7,956,992**	**$1,094,861**	**$ 9,051,853**	$8,201,580	$ 843,100	$ 9,044,680
Barbados	**–**	**1,317,619**	**1,317,619**	–	1,815,267	1,815,267
	$7,956,992	**$2,412,480**	**$10,369,472**	$8,201,580	$2,658,367	$10,859,947
Cash from operating activities	**$ (57,735)**	**$ (315,353)**	**$ (373,088)**	$3,040,117	$(2,209,248)	$ 830,869
Cash from investing activities	**(65,180)**	**(239,096)**	**(304,276)**	465,160	(221,551)	243,609
Cash from financing activities	**(218,780)**	**(31,733)**	**(250,513)**	(249,222)	2,535,887	2,286,665

MANAGEMENT DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) for this interim period should be read in conjunction with the interim consolidated financial statements. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 28, 2002, contained in the Company's Annual Report. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

General

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa through its 50% interest in the Springlake Joint Venture ("SLJV"). AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture where applicable.

Results of Operations

The net income for the three months ended August 31, 2002, was $0.02 per share (basic and diluted) compared to $0.04 per share (basic and diluted) for the quarter ending August 31, 2001.

	Three months ended August 31,		Six months ended August 31,	
	2002	2001	**2002**	2001
Run of mine production, tonnes				
Underground	**138,213**	145,143	**285,052**	313,787
Open pit	**40,622**	90,830	**100,099**	156,677
	172,835	235,973	**385,151**	470,464
Recovery	**62.06%**	57.64%	**63.85%**	61.72%
Net production, tonnes	**107,259**	136,015	**245,935**	290,387
Sales, tonnes	**179,927**	113,915	**262,280**	241,538
Revenue attributable to AfriOre	**$3,193,355**	$2,607,358	**$4,389,229**	$5,066,832
Production costs attributable to AfriOre	**$2,047,855**	$1,825,294	**$2,807,635**	$3,579,847

The financial figures above for 2001 do not include the proceeds of the business interruption insurance claim that, if taken into account, would increase the revenue.

The following comments pertain to the comparison of the second fiscal quarter ended August 31, 2002 to the same quarter last year. At the SLJV's coal operation, underground production in the quarter was below budget and the same quarter last year due to poor underground conditions (having to develop through dykes and narrow seams due to rolls in the floor) and insufficient ventilation due to the reopening of the No.1 underground section. A new ventilation shaft has been sunk and equipped and is scheduled to be fully operational by the end of October 2002. After a slight softening in demand for the open pit product, production from that operation was temporarily suspended in July, resulting in lower production than in the comparable period last year. Production will be resumed in October for approximately six weeks to meet customer demand for the open pit product. Rail transportation issues were resolved in discussions with the railway authorities during the quarter, which resulted in improved service. In August, the colliery's shipment of mainly export coal set a new record. However, obtaining sufficient rail capacity is an issue that will continue to be addressed in the coming months. Sales of 179,927 tonnes are 58% higher than the same quarter last year. However revenues were lower due to market softness and the preponderance of lower value duff (fine coal) sold in recent months, mainly to export markets. As a result of higher sales and lower production, the physical inventory was drawn down in the quarter. In the same quarter last year, the coal operation received proceeds from business interruption insurance that were not repeated this year.

Other income and expenses are lower than the same quarter last year. The South Africa Rand ("R") strengthened considerably during the quarter. This resulted in a foreign exchange loss in the quarter on foreign currency held. Foreign exchange income is down substantially from last year when the Rand experienced an overall decline in value against most other currencies. Due to the translation method used

by AfriOre, the strengthening of the Rand resulted in an increase in most balance sheet accounts. Partially offsetting this decline is an increase in the category "Other income" as AfriOre received higher administration fees from the SLJV and higher interest income.

Corporate and administrative costs have increased in the quarter. There has been an increase in the category "Administrative costs" due to the full year impact of staff increases. General costs relating to establishing the gold portfolio that are not related to a specific project are included in administrative costs. These costs include the evaluation and acquisition of gold properties. As well, AfriOre is now purchasing administrative, advisory and investor relations services to fulfill its ongoing obligations as a reporting issuer in Canada listed for trading on the Toronto Stock Exchange. Expensed "Exploration and project evaluation" costs have declined in the quarter compared to the same quarter last year while capitalized exploration during the quarter has increased due to work on the Somkele project. Two joint venture agreements were successfully completed in the quarter and will result in significant increases in exploration expenditure for the remainder of the year. Efforts continue to secure other, selected gold exploration projects.

Year over year, costs decreased due to a non-recurring gain of $250,550 in the first quarter on the sale of the Company's 12.7% interest in the Durban Coal Terminal Company (Pty) Limited through which we export sized coal via the port of Durban. The sale of the company, which was considered a non-core asset, will not affect our use of the export facility.

Investing

Capital expenditures in the quarter on coal assets amounted to $106,213 (last year – $267,250) and were made on property and equipment at the colliery to replace and upgrade equipment and on a new ventilation shaft. The expenditures will facilitate improved underground production efficiencies. The investment includes $14,188 to make the necessary acquisitions of surface and mineral rights in the area of the Springlake colliery (last year – NIL). Investment was higher in the quarter last year as equipment was purchased to replace assets lost in the roof closure. Proceeds from insurance amounting to $828,393 were received in the second fiscal quarter last year and were applied against the capital expenditures. Capitalized exploration in the quarter was $158,897 (last year – $59,766), most of which was spent on AfriOre's Somkele project and was directed towards work on the bankable feasibility study.

Financing

AfriOre repaid $116,677 (last year $122,150) of the principal on its operating loan and finance lease in the quarter.

Cash Flow and Liquidity

Working capital at August 31, 2002, stands at $3,725,571 compared to $3,362,452 at February 28, 2002. However cash has declined by $888,586 from the year-end balance to $1,562,386 at August 31, 2002. Our coal inventory has increased to $1,754,700 in the same period but is down from the $2,428,983 at the end of the first quarter. Management took corrective action that, when combined with seasonally higher sales in the second quarter and suspending production from the open pit, reduced physical inventory in the quarter to a level slightly below the stockpile held at the beginning of the year. Despite that decrease, the value of the inventory has increased. This increase is due in part to the stronger Rand and in part to higher production costs per tonne as a result of the production problems discussed earlier. Receivables have increased $653,539 due to the strong sales in the quarter.

The development of the Somkele anthracite project is estimated to cost up to R47-million. An additional R4-million is estimated for contingencies, R7-million for guarantees and R17-million for working capital bringing the total capital required to R75-million (approximately $11-million). AfriOre has recently commenced a significant gold exploration effort. AfriOre hopes to carry out an exploration program over the next 12 months that includes Dwaalboom (update previous valuation, drilling, bulk sampling, metallurgical test work), Banankoro (drilling of extensions to of high grade mineralization, follow up on the geochemical anomalies) and Ndori (drilling and geochemical surveys) and is forecast to cost up to $3.7-million if all work is carried out. This expenditure is discretionary and not required by our joint venture agreements. The Company is investigating methods to finance these initiatives with the objective of finding a non-dilutive solution. Should it be required, AfriOre may seek further funding if needed to accelerate

development of these projects or if it acquires further quality gold projects, which are currently the subject of negotiation.

Other Developments

Subsequent to the quarter end, AfriOre announced that it had added two new projects to its gold portfolio. The Banankoro Project in Mali is a highly prospective 144 sq. km project where AfriOre has the right to earn a 60% interest (51% if the Government exercises its right to acquire a contributing participation interest in addition to its statutory carried interest) in return for funding an initial expenditure of US$2.5-million by October 2006. Previous geochemical surveys at Banankoro identified multiple gold exploration targets. Six diamond drill holes in one target have intersected a high-grade zone (see press release September 9, 2002). The Dwaalboom project in South Africa is a 5,270-hectare property where AfriOre has the right to earn a 51% interest by spending South Africa Rand ("R") 4.5-million (approximately $0.7-million) by October 2004. An additional 19% interest can be purchased for R3.8-million (approximately $0.6-million). An internal study by a previous owner of the property reported that the drilling delineated 20.1-million tonnes of mineralization at a grade of 1.1g/t Au in a 14 to 25 meter wide zone, which is developed at surface and dips at five degrees. These two projects represent important additions to AfriOre's developing gold portfolio. While Banankoro represents an earlier stage high-grade gold exploration project, Dwaalboom is an advanced-stage project with its value geared to a rising gold price. These projects will complement AfriOre's existing Witwatersrand-type FSC project in South Africa and the Ndori greenstone belt exploration project in Kenya.

At the Somkele project, work continued to upgrade the feasibility study to a bankable feasibility study. Management now estimate the mineral resource to be 80 million tonnes, an increase from the 66 million tonnes previously announced (press release January 29, 2002). The permitting of the property has been slower than anticipated and the timing of permitting remains uncertain. Our press release dated March 15, 2001 stated AfriOre had until September 26, 2002 to complete an exploration program prior to electing to purchase 100% of Purity Investments (Pty) Ltd., which holds prospecting rights to Somkele, through the issue of 100,000 AfriOre shares or the payment of $50,000. The agreement has been extended until January 31, 2003 due to the permitting delays. The majority of the civil engineering planning and plant engineering design has been completed. A 3,000 tonne bulk sample will be extracted from a trial mining open pit operation in the third fiscal quarter. It will be trucked to and washed at the Springlake Colliery. The bulk sample is required to confirm the quality of the coal for purposes of negotiating long-term contracts.

On the FSC Witwatersrand gold project all the data has been compiled and interpreted and a joint venture partner is being sought. AfriOre's kimberlite joint venture partners in Botswana, Motapa Diamonds Inc. and De Beers Prospecting Botswana (Pty) Limited continued with field work and evaluation of the priority anomaly areas identified. The Company was informed that its application for prospecting rights in the Bushveld Complex was not successful. Other projects involving platinum are being pursued.

The management structure of the Company was revised in August. Stuart Comline was appointed executive Chairman and Michael van Aswegen was promoted to President and C.E.O. Bruce Tanner was appointed Chief Operating Officer of the coal operation as previously reported.

Risks and Uncertainties

Subsequent to the quarter end, the President of South Africa signed the new Minerals and Petroleum Resources Development Act. The legislation, which will not be promulgated until 2003, has the objective of promoting equitable access to the nation's mineral resources to all the people of South Africa. The legislation transfers custodianship of mineral rights from private ownership to the state. The measures, which include provisions that a minimum percentage of mining assets to be earned or purchased by historically disadvantaged South African ("HDSA") investors at fair market value, are to be finalized in the future. AfriOre has and will continue to engage potential HSDA partners as is appropriate and in the best interests of the Company. The nature and extent of that participation cannot be quantified at this time.

Outlook

After lower than expected sales in the first quarter, demand for Springlake coal increased in June and July. Typically, Springlake's export sales increase in the second quarter as European customers begin stocking up for the winter. We continue to believe market conditions will remain relatively stable in the anthracite market served by Springlake. However pricing is expected to remain below the levels received in the previous year and exchange rate gains are likely to be less than in 2002 due to strengthening of the South African Rand so far this year. The Company will continue its negotiations with the rail authorities in an effort to ensure the recent improved rail service to the mine continues.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Michael D. Brook
Stuart R. Comline
Thomas A. Di Giacomo
Derek L. Kyle
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser
G. Michael van Aswegen

Registered Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com

Management
Stuart R. Comline, Executive Chairman
G. Michael van Aswegen, President and C.E.O.
Bruce P. Tanner, CFO & C.O.O. Coal Operations
Mark R. Snelling, Vice President, Operations
Vere Brathwaite, Secretary

South Africa Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

TSX symbol: AFO
CUSIP: 007972
Listed in Standard & Poor's Corporation Records
SEC 12g 3-2 (b) exemption 82-4514